

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 11, 2013**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

* *

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On December 11, 2013, David R. Goode, Charles D. Powell, and Joshua I. Smith announced their retirement from the Board of Directors (the "Board") of Caterpillar Inc. (the "Company"), and the Committees of the Company's Board on which each of them serve, effective December 31, 2013. Mr. Goode serves as the Chairman of the Compensation Committee, Lord Powell serves as the Chairman of the Public Policy Committee, and Mr. Smith serves as a member of the Compensation Committee. The retirements are the result of these individuals reaching the Company's mandatory retirement age for directors as provided in the Company's Guidelines on Corporate Governance Issues and not as a result of any disagreement with the Company.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 11, 2013, the Board approved an amendment to the Company's Amended and Restated Bylaws (the "Bylaws"), which became effective upon its adoption by the Board on December 11, 2013. The amendment to the Bylaws added a new section, Section 6, to Article XI of the Bylaws to select the Court of Chancery of the State of Delaware as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.

The amended Bylaws and a copy marked to show changes are attached as Exhibits 3.1 and 3.2 respectively. Exhibit 3.1 is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits
   3.1   Bylaws of Caterpillar Inc., as amended and restated as of December 11, 2013

   3.2   Marked Bylaws of Caterpillar Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

December 11, 2013

By: */s/James B. Buda*

James B. Buda
Executive Vice President, Law and Public Policy

EXHIBIT INDEX

Exhibit No.	Description
3.1	Bylaws of Caterpillar Inc., as amended and restated as of December 11, 2013
3.2	Marked Bylaws of Caterpillar Inc.

EXHIBIT 3.1

CATERPILLAR INC.
BYLAWS

(as amended and restated as of December 11, 2013)

Article I
Offices

Section 1. Registered Office.

The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices.

The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Article II
Stockholders

Section 1. Stockholder Meetings.

(a) Place of Meetings. Meetings of stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated by the board of directors.

(b) Annual Meeting.

(i) The annual meeting of stockholders shall be held on the second Wednesday in June in each year at a time designated by the board of directors, or at such a time and date as may be designated by the board.

(ii) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by Article III, Section 1(d)(ii) of these bylaws), the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 30 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the fifteenth (15th) day following the date on which public announcement of the date of the annual meeting was first made by the corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and (b) as to the stockholder proposing such business and any beneficial owner on whose behalf the proposal is made (1) the name and address, as they appear on the corporation's books, of the stockholder and such beneficial owner, (2) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to introduce the matter specified in the notice, (3) the class and number of shares of the corporation which are beneficially owned by such stockholder and beneficial owner, (4) any material interest of such stockholder and beneficial owner in such business, (5) a description of any agreement, arrangement or understanding with respect to such business between or among such stockholder and beneficial owner and any other person or persons (naming such person or persons), (6) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation and (7) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(b)(ii). Notwithstanding anything in the bylaws to the contrary, no business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting) shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1(b)(ii), or, with respect to the election of directors, the provisions of Article III, Section 1(d) of these bylaws. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(c) Special Meetings.

(i) Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the chairman of the board, by the chief executive officer, by the secretary, or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors, but such special meetings may not be called by any other person or persons.

(ii) A special meeting of stockholders shall be called by the board of directors upon written request to the secretary of one or more record holders of shares of stock of the corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth, for each stockholder requesting the meeting, the information required to be in a stockholder's notice pursuant to Article II, Section 1 (b)(ii) (as if such notice were submitted in connection with an annual meeting) or Article III, Section 1(d)(ii) of these bylaws, as applicable.

(iii) A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the board of directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after a proper request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (1) the business proposed to be brought before the special meeting by stockholders is not a proper subject for stockholder action under applicable law or (2) the board of directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the board of directors, in its discretion, may cancel the special meeting.

(iv) Business transacted at all special meetings shall be limited to the matters stated in the corporation's notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the request for the special meeting; provided, however, that nothing herein shall prohibit the board of directors from submitting additional matters to stockholders at any such special meeting. In the event that a special meeting is called at the request of stockholders for the purpose of electing one or more persons to the board of directors, a stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice is submitted within the time and in the manner required by Article III, Section 1(d)(ii) of these bylaws.

(v) Notwithstanding anything in the bylaws to the contrary, no business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting) shall be conducted at a special meeting except in accordance with the procedures set forth in this Section 1(c). The presiding officer of a special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1(c), and if the presiding officer should so determine, the presiding officer shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(d) Notice of Meetings. Notice of every meeting of the stockholders shall be given in any manner permitted by law, and such notice shall include the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting.

(e) Quorum. Except as otherwise required by law, the certificate of incorporation and these bylaws, the holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then, except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum.

Section 2. Determination of Stockholders Entitled to Vote.

To determine the stockholders entitled to notice of any meeting or to vote, the board of directors may fix in advance a record date for each as provided in Article VI, Section 1 hereof.

Section 3. Voting.

(a) Subject to the provisions of applicable law, and except as otherwise provided in the certificate of incorporation, each stockholder present in person or by proxy shall be entitled to one vote for each full share of stock registered in the name of such stockholder at the time fixed by the board of directors or by law as the record date of the determination of stockholders entitled to vote at a meeting.

(b) Every stockholder entitled to vote may do so in person or by one or more agents authorized by proxy. Such authorization may be in writing or by transmission of an electronic communication, as permitted by law and in accordance with procedures established for the meeting.

(c) Voting may be by voice or by ballot as the chairman of the meeting shall determine.

(d) Except as otherwise provided in the corporation's certificate of incorporation or as required by law, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. At any meeting for the election of directors, each director must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director shall tender his or her resignation to the board of directors. Notwithstanding the foregoing, at any meeting for the election of directors, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.

(e) In advance of any meeting of stockholders the board of directors may appoint one or more persons (who shall not be candidates for office) as inspectors of election to act at the meeting. If inspectors are not so appointed, or if an appointed inspector fails to appear or fails or refuses to act at a meeting, the chairman of any meeting of stockholders may, and on the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting.

(f) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Article III
Board of Directors

Section 1. Election of Directors.

(a) Number. The authorized number of directors of the corporation shall be fixed from time to time by the board of directors but shall not be less than three (3). The exact number of directors shall be determined from time to time either by a resolution or bylaw duly adopted by the board of directors.

(b) Election and Terms of Directors. Each director shall serve for a term of office to expire at the next annual meeting of stockholders, with each director to serve until his successor is duly elected and qualified or until his death, resignation or removal.

(c) Newly Created Directorships and Vacancies. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

(d) Nomination of Directors. Candidates for director shall be nominated either

  (i) by the board of directors or a committee appointed by the board of directors or

  (ii) by nomination at any such stockholders' meeting by or on behalf of any stockholder entitled to vote at such meeting provided that written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation (1) with respect to an election to be held at an annual meeting of stockholders, not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 30 days after such anniversary date, notice by the stockholder to be timely must be so given not earlier than 120 days prior to such annual meeting and not later than the fifteenth (15th) day following the date on which public announcement of the date of such meeting is first made by the corporation and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment or postponement of a meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Each such notice shall set forth as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination is made: (a) the name and address of such stockholder and beneficial holder and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) the class and number of shares of the corporation which are beneficially owned by such stockholder and beneficial owner, (d) a description of all arrangements or understandings between or among such stockholder and beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (e) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation; (f) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(d)(ii); (g) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (h) the consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(e) Removal. Any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

(f) Preferred Stock Provisions. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by this corporation having a preference over the common stock as to dividends or upon liquidation, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, nominations, terms of removal and other features of such directorships shall be governed by the terms of Article FOURTH of the certificate of incorporation and the resolution or resolutions establishing such class or series adopted pursuant thereto.

Section 2. Meetings of the Board of Directors.

(a) Regular Meetings. Regular meetings of the board of directors shall be held without call at 7:30 a.m. on the second Wednesday in February, April, June, August, October and December (unless otherwise set forth in a meeting notice). Notice of all such regular meetings is permitted but not required.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.

(c) Notice of Meetings. Notices setting the time and place of meetings shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notices shall be given to each director personally or by mail, messenger, telephone or electronic transmission. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or electronic transmission shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

(d) Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

(e) Place of Meetings. Unless (i) a resolution of the board of directors, or (ii) the written consent of all directors given either before or after the meeting and filed with the secretary or (iii) the meeting notice, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f) Participation by Telephone or Other Means. Members of the board may participate in a meeting through use of conference telephone or other communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(g) Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action Without a Meeting.

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board.

Section 4. Compensation of Directors.

The directors may be paid such compensation for their services as the board shall from time to time determine. Directors who receive salaries as officers or employees of the corporation shall not receive additional compensation for their services as directors.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or electronic transmission at the times provided in subsection (c) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d), (e) and (f) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.

Article IV
Officers

Section 1. Officers.

The officers of the corporation shall be a chairman of the board, who shall be the chief executive officer, one or more group presidents, one or more vice presidents, a chief financial officer, a secretary and a treasurer, together with such other officers as the board of directors shall determine. Any two or more offices may be held by the same person.

Notwithstanding the foregoing or any other provision of these bylaws, the chairman of the board may be an individual other than the chief executive officer only for a period not to exceed six months commencing upon the effective date of the election of a new chief executive officer.

Section 2. Election and Tenure of Officers.

Officers shall be elected by the board of directors, shall hold office at the pleasure of the board, and shall be subject to removal at any time by the board. Vacancies in office may be filled by the board.

Section 3. Powers and Duties of Officers.

Each officer shall have such powers and duties as may be prescribed by the board of directors or by an officer authorized to do so by the board.

Section 4. Compensation of Officers.

The compensation of officers shall be determined by the board of directors; provided that the board may delegate authority to determine the compensation of any assistant secretary or assistant treasurer, with power to redelegate.


Article V
Indemnification


The corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or served any other enterprise as a director or officer at the request of the corporation or any predecessor of the corporation. The corporation shall pay or reimburse the actual and reasonable expenses (including attorneys fees) of such person incurred in defending any threatened or pending proceeding in advance of its final disposition if the corporation has received an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this Article V or otherwise.

The foregoing provisions of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The foregoing rights of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any director or officer may be entitled apart from the provisions of this Article.

The board of directors in its discretion shall have power on behalf of the corporation to indemnify and advance expenses to any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an employee of the corporation.


Article VI
Miscellaneous


Section 1. Record Date.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions at the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such corporate action. If not fixed by the board, the record date shall be at the close of business on the day on which the board of directors adopts resolution relating thereto.

(c)   Stockholders on a record date are entitled to notice, to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided by agreement or by applicable law.

Section 2. Stock Certificates.

(a)   Shares of the corporation may be certificated or uncertificated, as provided under the laws of the State of Delaware. Every holder of certificated shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the vice chairman, or by the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

(b)   The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Corporate Seal.

The corporation shall have a corporate seal in such form as shall be prescribed and adopted by the board of directors.

Section 4. Construction and Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these bylaws.

Section 5. Amendments.

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at the meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the certificate of incorporation and these bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present amend these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

Section 6. Forum for Adjudication of Disputes.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 6 of Article VI.

EXHIBIT 3.2

CATERPILLAR INC.
BYLAWS

(as amended and restated as of ~~October 9~~ <u>December 11</u>, 2013)

Article I
Offices

Section 1. Registered Office.

The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices.

The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Article II
Stockholders

Section 1. Stockholder Meetings.

(a) Place of Meetings. Meetings of stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated by the board of directors.

(b) Annual Meeting.

(i) The annual meeting of stockholders shall be held on the second Wednesday in June in each year at a time designated by the board of directors, or at such a time and date as may be designated by the board.

(ii) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by Article III, Section 1(d)(ii) of these bylaws), the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 30 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the fifteenth (15th) day following the date on which public announcement of the date of the annual meeting was first made by the corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and (b) as to the stockholder proposing such business and any beneficial owner on whose behalf the proposal is made (1) the name and address, as they appear on the corporation's books, of the stockholder and such beneficial owner, (2) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to introduce the matter specified in the notice, (3) the class and number of shares of the corporation which are beneficially owned by such stockholder and beneficial owner, (4) any material interest of such stockholder and beneficial owner in such business, (5) a description of any agreement, arrangement or understanding with respect to such business between or among such stockholder and beneficial owner and any other person or persons (naming such person or persons), (6) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation and (7) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(b)(ii). Notwithstanding anything in the bylaws to the contrary, no business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting) shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1(b)(ii), or, with respect to the election of directors, the provisions of Article III, Section 1(d) of these bylaws. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(c) Special Meetings.

(i) Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the chairman of the board, by the chief executive officer, by the secretary, or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors, but such special meetings may not be called by any other person or persons.

(ii) A special meeting of stockholders shall be called by the board of directors upon written request to the secretary of one or more record holders of shares of stock of the corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth, for each stockholder requesting the meeting, the information required to be in a stockholder's notice pursuant to Article II, Section 1 (b)(ii) (as if such notice were submitted in connection with an annual meeting) or Article III, Section 1(d)(ii) of these bylaws, as applicable.

(iii) A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the board of directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after a proper request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (1) the business proposed to be brought before the special meeting by stockholders is not a proper subject for stockholder action under applicable law or (2) the board of directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the board of directors, in its discretion, may cancel the special meeting.

(iv) Business transacted at all special meetings shall be limited to the matters stated in the corporation's notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the request for the special meeting; provided, however, that nothing herein shall prohibit the board of directors from submitting additional matters to stockholders at any such special meeting. In the event that a special meeting is called at the request of stockholders for the purpose of electing one or more persons to the board of directors, a stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice is submitted within the time and in the manner required by Article III, Section 1(d)(ii) of these bylaws.

(v) Notwithstanding anything in the bylaws to the contrary, no business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting) shall be conducted at a special meeting except in accordance with the procedures set forth in this Section 1(c). The presiding officer of a special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1(c), and if the presiding officer should so determine, the presiding officer shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(d) Notice of Meetings. Notice of every meeting of the stockholders shall be given in any manner permitted by law, and such notice shall include the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting.

(e) Quorum. Except as otherwise required by law, the certificate of incorporation and these bylaws, the holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then, except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum.

Section 2. Determination of Stockholders Entitled to Vote.

To determine the stockholders entitled to notice of any meeting or to vote, the board of directors may fix in advance a record date for each as provided in Article VI, Section 1 hereof.

Section 3. Voting.

(a) Subject to the provisions of applicable law, and except as otherwise provided in the certificate of incorporation, each stockholder present in person or by proxy shall be entitled to one vote for each full share of stock registered in the name of such stockholder at the time fixed by the board of directors or by law as the record date of the determination of stockholders entitled to vote at a meeting.

(b) Every stockholder entitled to vote may do so in person or by one or more agents authorized by proxy. Such authorization may be in writing or by transmission of an electronic communication, as permitted by law and in accordance with procedures established for the meeting.

(c) Voting may be by voice or by ballot as the chairman of the meeting shall determine.

(d) Except as otherwise provided in the corporation's certificate of incorporation or as required by law, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. At any meeting for the election of directors, each director must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director shall tender his or her resignation to the board of directors. Notwithstanding the foregoing, at any meeting for the election of directors, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.

(e) In advance of any meeting of stockholders the board of directors may appoint one or more persons (who shall not be candidates for office) as inspectors of election to act at the meeting. If inspectors are not so appointed, or if an appointed inspector fails to appear or fails or refuses to act at a meeting, the chairman of any meeting of stockholders may, and on the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting.

(f) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Article III
Board of Directors

Section 1. Election of Directors.

(a) Number. The authorized number of directors of the corporation shall be fixed from time to time by the board of directors but shall not be less than three (3). The exact number of directors shall be determined from time to time either by a resolution or bylaw duly adopted by the board of directors.

(b) Election and Terms of Directors. Each director shall serve for a term of office to expire at the next annual meeting of stockholders, with each director to serve until his successor is duly elected and qualified or until his death, resignation or removal.

(c) Newly Created Directorships and Vacancies. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

(d) Nomination of Directors. Candidates for director shall be nominated either

(i) by the board of directors or a committee appointed by the board of directors or

(ii) by nomination at any such stockholders' meeting by or on behalf of any stockholder entitled to vote at such meeting provided that written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation (1) with respect to an election to be held at an annual meeting of stockholders, not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 30 days after such anniversary date, notice by the stockholder to be timely must be so given not earlier than 120 days prior to such annual meeting and not later than the fifteenth (15th) day following the date on which public announcement of the date of such meeting is first made by the corporation and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment or postponement of a meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Each such notice shall set forth as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination is made: (a) the name and address of such stockholder and beneficial holder and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) the class and number of shares of the corporation which are beneficially owned by such stockholder and beneficial owner, (d) a description of all arrangements or understandings between or among such stockholder and beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (e) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation; (f) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(d)(ii); (g) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (h) the consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(e) Removal. Any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

(f) Preferred Stock Provisions. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by this corporation having a preference over the common stock as to dividends or upon liquidation, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, nominations, terms of removal and other features of such directorships shall be governed by the terms of Article FOURTH of the certificate of incorporation and the resolution or resolutions establishing such class or series adopted pursuant thereto.

Section 2. Meetings of the Board of Directors.

(a) Regular Meetings. Regular meetings of the board of directors shall be held without call at 7:30 a.m. on the second Wednesday in February, April, June, August, October and December (unless otherwise set forth in a meeting notice). Notice of all such regular meetings is permitted but not required.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.

(c) Notice of Meetings. Notices setting the time and place of meetings shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notices shall be given to each director personally or by mail, messenger, telephone or electronic transmission. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or electronic transmission shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

(d) Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

(e) Place of Meetings. Unless (i) a resolution of the board of directors, or (ii) the written consent of all directors given either before or after the meeting and filed with the secretary or (iii) the meeting notice, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f) Participation by Telephone or Other Means. Members of the board may participate in a meeting through use of conference telephone or other communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(g) Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action Without a Meeting.

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board.

Section 4. Compensation of Directors.

The directors may be paid such compensation for their services as the board shall from time to time determine. Directors who receive salaries as officers or employees of the corporation shall not receive additional compensation for their services as directors.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or electronic transmission at the times provided in subsection (c) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d), (e) and (f) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.


Article IV
Officers


Section 1. Officers.

The officers of the corporation shall be a chairman of the board, who shall be the chief executive officer, one or more group presidents, one or more vice presidents, a chief financial officer, a secretary and a treasurer, together with such other officers as the board of directors shall determine. Any two or more offices may be held by the same person.

Notwithstanding the foregoing or any other provision of these bylaws, the chairman of the board may be an individual other than the chief executive officer only for a period not to exceed six months commencing upon the effective date of the election of a new chief executive officer.

Section 2. Election and Tenure of Officers.

Officers shall be elected by the board of directors, shall hold office at the pleasure of the board, and shall be subject to removal at any time by the board. Vacancies in office may be filled by the board.

Section 3. Powers and Duties of Officers.

Each officer shall have such powers and duties as may be prescribed by the board of directors or by an officer authorized to do so by the board.

Section 4. Compensation of Officers.

The compensation of officers shall be determined by the board of directors; provided that the board may delegate authority to determine the compensation of any assistant secretary or assistant treasurer, with power to redelegate.


Article V
Indemnification


The corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or served any other enterprise as a director or officer at the request of the corporation or any predecessor of the corporation. The corporation shall pay or reimburse the actual and reasonable expenses (including attorneys fees) of such person incurred in defending any threatened or pending proceeding in advance of its final disposition if the corporation has received an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this Article V or otherwise.

The foregoing provisions of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The foregoing rights of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any director or officer may be entitled apart from the provisions of this Article.

The board of directors in its discretion shall have power on behalf of the corporation to indemnify and advance expenses to any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an employee of the corporation.


Article VI
Miscellaneous


Section 1. Record Date.

    (a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such corporate action. If not fixed by the board, the record date shall be at the close of business on the day on which the board of directors adopts resolution relating thereto.

(c) Stockholders on a record date are entitled to notice, to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided by agreement or by applicable law.

Section 2. Stock Certificates.

(a) Shares of the corporation may be certificated or uncertificated, as provided under the laws of the State of Delaware. Every holder of certificated shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the vice chairman, or by the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

(b) The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Corporate Seal.

The corporation shall have a corporate seal in such form as shall be prescribed and adopted by the board of directors.

Section 4. Construction and Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these bylaws.

Section 5. Amendments.

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at the meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the certificate of incorporation and these bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present amend these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

Section 6. Forum for Adjudication of Disputes.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 6 of Article VI.